FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan fiscal year ended December 31, 2011

Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06103

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Index to Financial Statements

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

United Technologies Corporation

Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Employee Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, United Technologies Corporation, the Plan’s sponsor, approved the merger of the GE Security Retirement Plan into the Plan, which was merged on March 1, 2012.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 25, 2012

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

(Thousands of Dollars)

	December 31,	December 31,
	2011	2010
Assets:
Investment in Master Trust, at fair value	$14,641,856	$14,903,200
Notes receivable from participants	110,329	105,179

Net assets available for benefits, at fair value	14,752,185	15,008,379
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(255,211)	(183,287)

Net assets available for benefits	$14,496,974	$14,825,092

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

(Thousands of Dollars)

Year Ended December 31, 2011
Additions to net assets attributed to:
Contributions:
Participants’	$368,151
Employer’s	34,779
Interest income on notes receivable from participants	5,062

Total additions	407,992

Deductions from net assets attributed to:
Investment loss:
Plan interest in net depreciation and investment loss of Master Trust	106,790
Distributions to participants or beneficiaries	766,755
Interest expense	12,730
Administrative expenses	6,664

Total deductions	892,939

Net decrease prior to transfers	(484,947)

Plan transfers:
Assets transferred into Plan (see Note 1)	156,829

Net transfers	156,829
Net decrease	(328,118)

Net Assets available for benefits December 31, 2010	14,825,092

Net Assets available for benefits December 31, 2011	$14,496,974

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation Employee Savings Plan (the “Plan”) is a defined contribution savings plan administered by United Technologies Corporation (“UTC,” the “Corporation,” the “Employer,” or the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, non-represented employees of the Corporation and in participating business units of UTC are eligible to participate in the Plan immediately upon employment with UTC. Generally, participants are eligible for matching Employer contributions after one year of service, as defined. The following is a brief description of the Plan. For more complete information, reference should be made to the summary plan description as well as the Plan document, which are available from UTC.

On September 20, 2010, UTC approved the merger of the GE Security Retirement Plan (the “GE Security Plan”) into the Plan as soon as administratively possible during the first quarter of 2011. Participants of the GE Security Plan were eligible to participate in the Plan effective January 1, 2011. On March 1, 2011, approximately $152,218,000 was transferred into the net assets of the Plan within the United Technologies Employee Savings Plan Master Trust (“Master Trust”). Participants’ balances in the GE Security Plan transferred to the Plan were merged with their balances of the Plan, if applicable. This transfer along with other transfers is included in “Assets transferred into Plan” in the Statement of Changes in Net Assets Available for Benefits.

Trustee Sub-Trustee and Recordkeeper. State Street Bank and Trust (“Trustee”) is the Plan Trustee and holds all assets. Effective January 1, 2011, Fidelity Institutional Retirement Services Company (“Fidelity”) was removed as sub-trustee of the UTC Company Stock Fund. During 2010, UTC approved the transition of recordkeeping services from Fidelity to Aon Hewitt, formerly, Hewitt Associates, LLC. Effective January 1, 2011, Aon Hewitt became the Plan’s administrative recordkeeper.

Contributions and Vesting. The percentages of total compensation that participants may elect to contribute, through payroll deductions, vary depending on the provisions of the Plan specific to a participant’s location. Participants direct the investment of their contributions into various investment options offered by the Plan through the Master Trust. A Roth 401(k) option also allows participants to make after tax contributions. Any earnings on the Roth contributions are tax free when withdrawn, provided the participant meets the Roth distribution requirements.

During 2010, UTC approved changes to the investment options of the Plan. Effective January 1, 2011, certain investments ceased to be options under the Plan, while new investment options were added. Participants with investments in the funds which ceased to exist were notified, and their investments were either mapped to other investment options under the Plan or participants directed their investment to another option. Effective January 1, 2011, through the Master Trust, the Plan offers, an equity fund, a small company stock fund, an international equity fund, two commingled index funds, eleven target retirement funds, one stable value fund, a company stock fund and a mutual fund brokerage window as investment options to participants. The Master Trust also includes a money market fund that is primarily used for transitioning or merging plans. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. New and acquired participants are automatically enrolled at a 6% pre-tax deferral rate 45 days from their date of hire. Participants may opt out of automatic enrollment at any point before or after the 45 day window. Automatic contributions are invested in the Plan’s age appropriate Target Retirement Fund.

Generally, UTC matches up to 60 percent of a participant’s contributions, up to specified limits, in UTC Common Stock (“Common Stock”), with a different match percentage for certain employees. Generally, Employer contributions plus actual earnings thereon become fully vested after two years of Plan participation or three years of continuous service.

UTC has established a leveraged Employee Stock Ownership Plan (“ESOP”) to fund the Employer matching contributions to the Plan. The ESOP is primarily invested in UTC Common Stock. Shares allocated to a participant’s ESOP account after January 1, 2004 may be re-allocated to other Plan investments without restriction provided that the participant has satisfied the Plan’s vesting requirements.

Effective January 1, 2010, the Plan was amended to provide an automatic non-matched Company contribution to eligible employees hired after December 31, 2009. Contributions as a percentage of the participant’s compensation, as defined in the Plan, will equal 3% for employees younger than age 30; 3.5% for employees between the ages of 30 and 34; 4% for employees between the ages of 35 and 39; 4.5% for employees between the ages of 40 and 44; 5% for employees between the ages of 45 and 49; and 5.5% for employees age 50 and older. Such contributions will be made regardless of an employee’s election to participate in the Plan. Automatic Company contributions are generally subject to the same terms and conditions applicable to participant contributions, provided, however that the Company automatic contributions shall not be available for loans or hardship distributions.

Participant Accounts. Each participant’s account is credited with (a) the participant’s contributions, (b) UTC’s contributions and (c) Plan earnings and losses reduced by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ non-vested Employer contribution amounts are used to reduce future UTC contributions and/or to pay Plan expenses. For the year ended December 31, 2011, approximately $684,000 of forfeitures were used to fund UTC’s contributions.

Voting Rights. Common stock held in the UTC Common Stock Fund and ESOP Fund are voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in these funds. All shares of Employer stock in the UTC Common Stock Fund or participants’ ESOP accounts for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All Employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund. All Employer stock in the ESOP Fund that has been allocated to participants’ ESOP accounts but for which the Trustee does not receive timely voting instructions, and all shares in the unallocated ESOP account, are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares that are allocated to participants’ ESOP accounts.

Notes Receivable from Participants. Participants are allowed to borrow up to 50 percent of their vested account balances (excluding their ESOP Fund restricted account balance). Loan amounts range from $1,000 to $50,000 and must be repaid within 5 years. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus one percent per The Wall Street Journal/Reuters, which ranged from 4.25 percent to 9.25 percent for loans outstanding at both December 31, 2011 and 2010. Principal and interest are paid ratably through payroll deductions by active participants or through direct payment by inactive participants.

Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant’s election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund and ESOP fund may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the year ended December 31, 2011 were approximately $37,733,000, at fair value as of the respective transaction date.

All separated and active participants age 59  1/2 or older are permitted to select a specific fund or funds from which to receive benefits.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Master Trust. The Plan’s assets are kept in the Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC are combined. Participating plans purchase units of participation in the underlying investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income or losses from the funds’ investments, other than the UTC Common Stock Fund and ESOP Common Stock Fund, increase or decrease the participating plans’ unit values. UTC Common Stock Fund and ESOP Common Stock Fund dividends increase the Plan’s units in each fund. Distributions to participants reduce the number of participation units held by the participating plans (see Note 5).

Adoption of New Accounting Pronouncements. In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which requires disclosures regarding significant transfers in and out of Level 1 and Level 2 fair value measurements. Additionally, this ASU requires disclosure for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements. These disclosures are required for fair value measurements that fall in either the Level 2 or Level 3 categories. Further, the ASU requires separate presentation of Level 3 activity for the fair value measurements. The Plan adopted this new guidance effective December 31, 2010, except for the separate presentation in the Level 3 activity roll-forward, which was adopted effective December 31, 2011 (see Note 6).

Fully Benefit-Responsive Investment Contracts. The Plan is required to report fully benefit-responsive investment contracts at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The statement of net assets available for benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to these investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Short-term investments represent money market accounts and are valued at the net asset values per share as of the valuation date. The money market accounts that are invested in by the Master Trust are institutional accounts and are commingled. Although not traded on an active market the net asset value per share is observable. Cash is valued at the amounts deposited in the account, plus accrued interest.

Commingled funds represent investments held in institutional funds and are valued at the net asset values per share as of the valuation date. The commingled funds are made up of a variety of index funds. The underlying holdings of the commingled funds are primarily marketable equity and fixed income securities. As of both December 31, 2011 and December 31, 2010 there were no restrictions in place related to either participant or plan-sponsor directed redemption of these commingled funds.

The Master Trust invests in managed separate accounts established for the sole benefit of UTC participants. The investment valuation policy of these managed separate accounts is to value investments at fair value, which is generally determined as the amount that could reasonably be expected to be realized from an orderly disposition of securities and other financial instruments over a reasonable period of time. By its nature, a fair value price is a good faith estimate of the valuation in a current sale and may not reflect the actual market price. Investments and other portfolio instruments are generally valued using a market approach. Common stock, preferred stock and interest in real estate investment trusts is stated at fair value determined using the closing sales prices for the investments as of the valuation date. Fixed income investments are valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.

The Master Trust invests in a stable value fund that invests in managed separate account guaranteed investment contracts (“GICs”) and synthetic GICs with financial institutions. Managed separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of UTC stable value fund participants. The assets are wrapped by the financially responsible insurance company. The Plan participates in the underlying experience of the separate account via future periodic rate resets, which once set, are guaranteed by the insurance company. The wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. Synthetic GICs provide for a variable crediting rate which resets periodically. The investment valuation policy of the stable value fund is to value investments at fair value, which is generally determined as the amount that could reasonably be expected to be realized from an orderly disposition of securities and other financial instruments over a reasonable period of time. By its nature, a fair value price is a good faith estimate of the valuation in a current sale and may not reflect the actual market price. Investments and other portfolio instruments are generally valued using a market approach. Fixed income investments are valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee. As of December 31, 2011 and December 31, 2010 the fair value of the wrap contracts for the GICs were determined using a discounted cash flow method which considers recent rebids as determined by recognized dealers, discount rate and duration of the underlying portfolio. As of December 31, 2011 and 2010 the value of the wrap contracts was $0.9 million and $0.7 million, respectively.

As fully benefit-responsive investment contracts, the stable value fund’s investments are also stated at contract value (the amount available to pay benefits). Contract value includes contributions plus earnings, less Plan withdrawals and expenses. There are no reserves against contract value for credit risk.

Shares held in mutual funds through the mutual fund brokerage window are traded on a national exchange and are valued at net asset value as of the last business day of each period presented. Certain limitations are placed on balances and direct transfers into the mutual fund brokerage window. Participants may not take a distribution or a loan directly from the mutual fund brokerage window, however, if available, they may be initiated through the other investment options.

UTC stock is stated at fair value determined using the closing sales price for UTC Stock as of the valuation date.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Note 6 provides additional disclosures with respect to fair value.

Notes Receivable from Participants. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Plan Expenses. Certain Plan administrative expenses were paid directly by the Employer in 2011. All other administrative, Trustee, investment management fees, recordkeeper fees and other investment expenses were paid from Plan assets during 2011.

Payment of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties. Through the Master Trust, the Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market’s perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. In addition refer to Note 7 for risks and uncertainties related to derivatives.

Subsequent Events. In preparing the accompanying financial statements, the Plan evaluated events occurring December 31, 2011 through the date the financial statements were issued.

NOTE 3 – NON PARTICIPANT-DIRECTED INVESTMENTS

The following is a summary of the financial information attributable to the Plan for the UTC ESOP Fund investment inside the Master Trust, which is not a participant-directed investment (Note 8):

	December 31,
	2011			2010
(thousands of dollars)	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Short-term investments	$37,538	$—	$37,538	$35,974	$—	$35,974
UTC Common stock	2,467,152	1,355,218	3,822,370	2,744,689	1,582,168	4,326,857
ESOP receivables	—	120,414	120,414	—	138,086	138,086

Total assets	2,504,690	1,475,632	3,980,322	2,780,663	1,720,254	4,500,917
Liabilities:
Accrued ESOP interest	—	(632)	(632)	—	(739)	(739)
Notes Payable to UTC	—	(230,300)	(230,300)	—	(261,300)	(261,300)

Total liabilities	—	(230,932)	(230,932)	—	(262,039)	(262,039)

Net assets	$2,504,690	$1,244,700	$3,749,390	$2,780,663	$1,458,215	$4,238,878

	Year Ended December 31,
	2011
(thousands of dollars)	Allocated	Unallocated	Total
Additions:
Interest and dividend income	$63,356	$36,045	$99,401
Contributions	—	18,871	18,871
Allocation of 1,416,000 ESOP shares, at fair value	118,273	—	118,273

Total additions	181,629	54,916	236,545
Deductions:
Net depreciation of ESOP shares	(183,831)	(133,402)	(317,233)
Distribution to participants	(143,092)	—	(143,092)
Interest expense	—	(12,730)	(12,730)
Administrative expenses	—	(4,026)	(4,026)
Transfers to participant-directed investments	(130,679)	—	(130,679)
Allocation of 1,416,000 ESOP shares, at fair value	—	(118,273)	(118,273)

Total deductions	(457,602)	(268,431)	(726,033)
Net decrease	(275,973)	(213,515)	(489,488)
Net assets:
Beginning of year	2,780,663	1,458,215	4,238,878

End of year	$2,504,690	$1,244,700	$3,749,390

NOTE 4 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

Through the Master Trust, the Plan invests in a stable value fund that invests in managed separate account GICs and synthetic GICs with financial institutions. Managed separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of the UTC stable value fund participants. The assets are wrapped by the financially responsible insurance company. The Plan participates in the underlying experience of the separate account via future periodic rate resets guaranteed by the insurance company. A synthetic GIC consists of a portfolio of underlying assets owned by the Master Trust, and a wrap contract issued by a financially responsible third party, typically an insurance company. Synthetic GICs provide for a variable crediting rate which resets periodically. The wrap contracts provide assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. There are no reserves against contract value for credit risk.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) certain amendments to the Plan documents that adversely impact the stable value fund; (ii) introduction of an investment option that competes with the stable value fund; (iii) certain Plan sponsor events (e.g. a significant divestiture) that cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes; or, (v) material breach of contract provisions. UTC does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Certain events enable issuers to terminate their contracts with UTC and settle at an amount other than contract value. Under each contract, the Plan has the option to address and cure any such event within a specified period of time. UTC does not believe that the occurrence of any such event is probable.

The average yield of the GICs based on actual earnings was approximately 5.26% and 7.59% for the years ended December 31, 2011 and 2010, respectively. The average yield of the GICs based on interest rate credited to participants was approximately 3.87% and 3.68% for the years ended December 31, 2011 and 2010, respectively.

NOTE 5 - INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with the Trustee. Under this agreement, certain savings plans of UTC combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds in addition to income or loss the investment funds may earn or sustain, less distributions made to the plans’ participants and plan expenses. The Plan’s interest in the net assets of the Master Trust was approximately 88 percent and 89 percent at December 31, 2011 and December 31, 2010, respectively.

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:

United Technologies Corporation Employee Savings Plan

Master Trust Statements of Net Assets

(Thousands of Dollars)

	December 31,
	2011			2010
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Short-term investments	$135,149	$—	$135,149	$76,550	$—	$76,550
Investments:
Mutual funds	74,573	—	74,573	1,917,881	—	1,917,881
Common and preferred stock	2,842,638	—	2,842,638	—	—	—
Interest in real estate investment trusts	99,936	—	99,936	—	—	—
U.S. Government and agency securities	4,365	—	4,365	—	—	—
Other securities	5,690	—	5,690	—	—	—
Commingled index funds	570,948	—	570,948	1,652,166	—	1,652,166
UTC Common stock	3,921,815	1,355,218	5,277,033	4,140,022	1,582,168	5,722,190
Stable value fund investment contracts	7,691,647	—	7,691,647	7,571,065	—	7,571,065

Subtotal	15,346,761	1,355,218	16,701,979	15,357,684	1,582,168	16,939,852
Notes receivable from participants	155,130	—	155,130	146,729	—	146,729
ESOP receivables	—	120,414	120,414	—	138,086	138,086

Total assets	15,501,891	1,475,632	16,977,523	15,504,413	1,720,254	17,224,667

Liabilities:
Accrued ESOP interest	—	(632)	(632)	—	(739)	(739)
Notes Payable to UTC	—	(230,300)	(230,300)	—	(261,300)	(261,300)

Total liabilities	—	(230,932)	(230,932)	—	(262,039)	(262,039)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(307,193)	—	(307,193)	(219,925)	—	(219,925)

Net assets	$15,194,698	$1,244,700	$16,439,398	$15,284,488	$1,458,215	$16,742,703

Net assets of the Master Trust attributable to the Plan	$13,252,274	$1,244,700	$14,496,974	$13,366,877	$1,458,215	$14,825,092

United Technologies Corporation Employee Savings Plan

Master Trust Statement of Changes in Net Assets

(Thousands of Dollars)

	Year Ended December 31,
	2011
	Allocated	Unallocated	Total
Additions:
Interest and dividend income	$447,451	$36,045	$483,496
Transfers in from participating plans for purchase of units	494,527	18,871	513,398
Allocation of 1,416,000 ESOP shares, at fair value	118,273	—	118,273
Interest income on notes receivable from participants	6,965	—	6,965

Total additions	1,067,216	54,916	1,122,132
Deductions:
Net depreciation on fair value of investments	(426,162)	(133,402)	(559,564)
Transfers out on behalf of participating plans for distributions	(884,850)	—	(884,850)
Allocation of 1,416,000 ESOP shares, at fair value	—	(118,273)	(118,273)
Master Trust administrative and interest expense	(2,823)	(16,756)	(19,579)

Total deductions	(1,313,835)	(268,431)	(1,582,266)

Net decrease prior to transfers	(246,619)	(213,515)	(460,134)
Transfers:
Assets transferred in	156,829	—	156,829

Net plan transfers	156,829	—	156,829

Decrease in net assets	(89,790)	(213,515)	(303,305)
Net assets:
Beginning of year	15,284,488	1,458,215	16,742,703

End of year	$15,194,698	$1,244,700	$16,439,398

During 2011, the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

(thousands of dollars)
ESOP fund	$(317,233)
UTC Common Stock	(89,295)
Commingled index	(16,415)
Common and preferred stock	(131,693)
Interest in real estate investment trusts	(204)
Mutual funds	(3,853)
Other investments	(871)

$(559,564)

Year Ended December 31,
(thousands of dollars)	2011
Amounts pertaining to Plan:
Plan interest in net depreciation and investment loss of Master Trust	$(106,790)

Interest income on notes receivable from participants	$5,062

Contributions received (cash basis)	$402,930

Net assets transferred into Plan	$156,829

Distribution to participants or beneficiaries	$(766,755)

Plan interest in administrative and interest expense	$(19,394)

NOTE 6 - FAIR VALUE OF INVESTMENTS

The Fair Value Measurements and Disclosures Topic of the FASB ASC defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Master Trust’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

When quoted prices in active markets for identical assets are available, these quoted market prices are used to determine the fair value of investments and the assets are classified as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, the fair values are estimated using valuation methodologies based on available and observable market information or by using a matrix pricing model. These financial assets would then be classified as Level 2. If quoted market prices are not available, fair value is determined using an analysis of each investment’s financial performance and cash flow projections. In these instances, financial assets will be classified based upon the lowest level of input that is significant to the valuation. Therefore, financial assets may be classified in Level 3 even though there may be some significant inputs that may be readily available.

The following table provides the investments carried at fair value measured on a recurring basis as of December 31, 2011 and December 31, 2010:

	December 31, 2011
(thousands of dollars)	Quoted Prices Level 1		Significant Other Observable Inputs Level 2		Significant Unobservable Inputs Level 3		Total
Short-term investments	$—		$81,646		$—		$81,646
Mutual funds	74,573		—		—		74,573
Separate accounts:
Short-term investments	—		40,749		—		40,749
Common and preferred stock	2,842,638	*	—		—		2,842,638
Interest in real estate investment trusts	99,936	*	—		—		99,936
U.S. Government and agency securities	—	*	4,365	*	—		4,365
Other securities	5,690	*	—	*	—		5,690
Commingled index funds:
Emerging markets	—		213,677		—		213,677
Government/credit bonds	—		289,799		—		289,799
Short-term government bonds	—		13,417		—		13,417
Treasury inflation protected bonds	—		54,055		—		54,055
UTC Common stock	5,277,033		—		—		5,277,033
Stable value fund investment contracts:
Synthetic GIC - equities	113,707	*	73,866	*	—		187,573
Synthetic GIC - fixed income:
U.S. Government and agency securities	—		2,026,421	*	—		2,026,421
U.S. municipal securities	—		12,640	*	—		12,640
Foreign debt securities	—	*	41,823	*	—		41,823
Corporate debt securities	—	*	1,906,554	*	—		1,906,554
Other debt securities	(3,757	)*	1,022,649	*	377	*	1,019,269
Traditional (separate account) GIC	—		2,560,020		—		2,560,020
Wrap contracts	—		—		926		926

Total investment contracts	109,950		7,643,973		1,303		7,755,226

Total	$8,409,820		$8,341,681		$1,303		$16,752,804

*	These amounts do not include receivables due to or payables due from the fund.

	December 31, 2010
(thousands of dollars)	Quoted Prices Level 1		Significant Other Observable Inputs Level 2		Significant Unobservable Inputs Level 3		Total
Short-term investments	$—		$76,550		$—		$76,550
Mutual funds	1,917,881		—		—		1,917,881
Commingled index funds:
Domestic equities	—		1,471,911		—		1,471,911
International equities	—		155,385		—		155,385
Fixed income	—		24,870		—		24,870
UTC Common stock	5,722,190		—		—		5,722,190
Stable value fund investment contracts:
Synthetic GIC - equities	109,711	*	58,326	*	—		168,037
Synthetic GIC - fixed income:
U.S. Government and agency securities	—		1,923,340	*	—		1,923,340
U.S. municipal securities	—		20,096	*	—		20,096
Foreign debt securities	1,787	*	40,711	*	—		42,498
Corporate debt securities	—		1,639,289	*	—		1,639,289
Other debt securities	6,495	*	1,232,528	*	1,337	*	1,240,360
Traditional (separate account) GIC	338,451	*	2,283,706	*	—		2,622,157
Wrap contracts	—		—		678		678

Total investment contracts	456,444		7,197,996		2,015		7,656,455

Total	$8,096,515		$8,916,712		$2,015		$17,025,242

*	These amounts do not include receivables due to or payables due from the fund.

As of December 31, 2011 there were no significant transfers in and out of Level 1 and Level 2.

The changes in the balances of the Level 3 investments for the year ended December 31, 2011 were as follows:

(thousands of dollars)	Synthetic GIC fixed income	Wrapper Contracts	Total
Balance, beginning of year	$1,337	$678	$2,015
Unrealized (loss)/gain	(38)	248	210
Sales	(922)	—	(922)

Balance, end of year	$377	$926	$1,303

NOTE 7 – DERIVATIVES

The investment managers retained by UTC have discretion to invest Master Trust assets in derivative financial instruments to manage risk and achieve trading and cost efficiency. These derivatives are primarily in the form of interest rate futures and swaps. Such derivative instruments are reported at fair value within the Master Trust within “Other debt securities” of the Stable value fund investment contracts and the changes in fair value are reported currently in the net appreciation/(depreciation) on fair value of investments of the Master Trust and are not deferred.

The following is a summary of the significant accounting policies associated with the Master Trust’s use of derivatives.

Futures Contracts. The Master Trust uses fixed income and equity index futures contracts to manage exposure to the market. Buying futures tends to increase the Master Trust’s exposure to the underlying instrument. Selling futures tends to decrease the Master Trust’s exposure to the underlying instrument held or offset the fair value of other fund investments. Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded.

Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the nominal value of the contract. Pursuant to the futures contract, the Master Trust agrees to receive from or pay to the Futures Commission Merchant (“FCM”) an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments are known as “variation margin” which are generally settled daily and are included in the net appreciation/(depreciation) on fair value of investments. The Master Trust will record a variation margin receivable or payable in the Master Trust net assets for variation margins which have not yet been paid at the end of the year.

Futures contracts involve, to varying degrees, credit and market risks. The Master Trust enters into futures contracts on exchanges where the exchange acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange. Futures orders are executed on behalf of the Master Trust by FCM firms which determine margin requirements consistent with industry standards and the various rules and regulations of the exchanges on which trades occur. Initial and maintenance margin rates used in determining margin requirements may vary, but are established at levels no lower than those prescribed by U.S. Commodity Futures Trading Commission regulations. FCM relationships and operations (including treatment of customer capital and capital requirements) are overseen by both the investment managers and UTC. The daily settlement on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security. As of December 31, 2011 and December 31, 2010, the unrealized gain/(loss) of futures contracts represent less than 1% of total investments.

Interest Rate Swaps. The Master Trust from time to time enters into interest rate swap agreements to manage interest rate exposure.

The following table presents the values of the derivatives carried on the Statements of Net Assets and the Statement of Changes in Net Assets of the Master Trust as of December 31, 2011 and December 31, 2010:

United Technologies Corporation Employee Savings Plan

Fair Value of Asset and Liability Derivative Contracts

(Thousands of Dollars)

	December 31,	December 31,
	2011	2010
Interest rate derivative not accounted for as hedging instruments
Assets:
Unrealized gain on futures contracts	$398	$6,241
Unrealized gain on open swap contracts	3,723	—

	$4,121	$6,241

Liabilities:
Unrealized loss on futures contracts	$(2,287)	$(3,079)
Unrealized loss on open swap contracts	(41)	—

	$(2,327)	$(3,079)

United Technologies Corporation Employee Savings Plan

Effect of Derivative Instruments on the Statement of Changes in Net Assets of the Master Trust

(Thousands of Dollars)

December 31,
2011
Derivative not accounted for as hedging instruments
Futures contracts	$(15,466)
Swap contracts	4,100

$(11,366)

During the year ended December 31, 2011, the average notional value of futures contracts was $19,425,000. The average value of futures contracts sold and purchased was $2,257,000 and $3,307,000, respectively. The average notional value of interest rate swap contracts was $4,502,000 and $4,679,000 for contracts where the Master Trust receives and pays fixed rate, respectively.

NOTE 8 - EMPLOYEE STOCK OWNERSHIP PLAN

The ESOP was established on June 30, 1989. The ESOP purchased approximately 14.5 million shares of $1.00 par value Series A ESOP Convertible Preferred Stock (“ESOP Shares”), with a $4.80 per share annual dividend from UTC. The ESOP financed the ESOP Share purchases with interest bearing promissory notes (“ESOP debt”) (See Note 9).

On November 6, 2003, UTC and the Trustee effected the conversion of all 10.6 million outstanding shares of ESOP Preferred Stock into 85 million shares of Common Stock (split adjusted). At the time of the conversion, each ESOP Share was convertible into four shares of Common Stock and had a guaranteed value of $65.

Shares of Common Stock are allocated to participant accounts of the Plan as participants earn UTC’s matching contributions. Shares of Common Stock are released for allocation to participants as principal and interest payments are made on the ESOP debt. Cash dividends on Common Stock shares held by the ESOP and additional contributions from UTC are used to repay ESOP debt principal and interest. ESOP debt may be pre-paid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of the plan benefit. The Corporation may also, at its option, contribute additional Common Stock or cash to the ESOP. UTC has provided certain guarantees related to the matching contribution formula and certain other commitments in connection with the restructured ESOP debt. For the year ended December 31, 2011, participants were credited with matching contributions of $118,273,000 representing approximately 1,416,000 shares. Additionally, in lieu of receiving cash, participants’ dividends are paid by allocating additional shares to participant accounts. Participants may elect to receive cash dividends. During 2011, participants earned dividends of approximately $63,000,000 representing approximately 812,000 shares of Common Stock.

Shares allocated to a participant generally may not be distributed until the participant’s termination, disability, retirement, or death. Upon distribution, a participant may elect to receive either cash or shares of Common Stock.

The ESOP Fund’s investment in Common Stock shares at December 31, 2011 and 2010, are as follows:

	December 31, 2011		December 31, 2010
(thousands of dollars, except shares)	Allocated	Total	Allocated	Total
Number of Shares	33,721,227	52,296,755	34,897,858	54,965,149
Market Value	$2,464,684	$3,822,370	$2,747,159	$4,326,857

The market value per share of the Common Stock was $73.09 and $78.72, at December 31, 2011 and 2010, respectively. Further, the net assets available for benefits in the ESOP Fund at December 31, 2011 and 2010 include unrealized appreciation of approximately $3.4 billion and $3.9 billion, of which $1.2 billion and $1.4 billion relates to unallocated shares, respectively.

NOTE 9 - ESOP DEBT AND NOTES PAYABLE

In 1990, the Master Trust, with UTC as guarantor, executed a Note and Guaranty Agreement (the “Agreement”) and issued $660,000,000 of Series A, B, C and D notes representing the ESOP’s permanent financing. The Series A ESOP Debt was repaid in full during 1999, the Series B and C were paid in full during 2008 and the Series D was repaid in full during 2009. At December 31, 2011, there were no borrowings outstanding under the Agreement. In conjunction with this ESOP financing, the Master Trust issued a promissory note to UTC in 1990, bearing interest at 10.5 percent, and due over the period 2004 through 2009. At both December 31, 2011 and December 31, 2010, there were no outstanding notes payable. At December 31, 2011 there are no required principal payments on the notes. The Trustee executed the following additional outstanding promissory notes. These promissory notes replaced a portion of the 1990 ESOP Debt notes.

Date Issued	Principal (000’s)	Rate of Interest	Due
December 10, 2002	$23,000	5.58%	December 10, 2012
December 10, 2003	14,300	5.35%	December 10, 2033
December 10, 2004	29,000	5.29%	December 10, 2034
December 10, 2005	29,000	5.28%	December 10, 2035
December 10, 2006	24,000	5.05%	December 10, 2036
December 10, 2007	46,000	4.90%	December 10, 2037
December 10, 2008	32,000	2.68%	December 10, 2038
December 10, 2009	33,000	4.25%	December 10, 2039

	$230,300

NOTE 10 - RELATED-PARTY TRANSACTIONS

The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The Master Trust holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.

The Plan invests in the UTC Common Stock Fund (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of UTC. The unit values of the Fund are recorded and maintained by Trustee. During the year ended December 31, 2011, the Plan purchased units of the Fund in the approximate amount of $778,313,000 including dividends and interest of approximately $27,812,000, sold units of the Fund in the approximate amount of $646,810,000, and had net depreciation on the Fund in the approximate amount of $70,657,000. The total value of the Plan’s interest in the Fund was approximately $1,210,595,000 and $1,149,749,000 at December 31, 2011 and 2010, respectively.

The Plan invests in the ESOP, which is comprised of a short-term investment fund component and shares of common stock of UTC. The total value of the Plan’s interest in the ESOP was approximately $3,749,390,000 and $4,238,878,000 at December 31, 2011 and 2010, respectively (see Notes 1, 3, 8 and 9). In connection with the note payable financing (see Note 9) the Plan has an ESOP receivable of $120,414,000 from UTC.

NOTE 11 – PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and certain Plan provisions that limit this right when certain ESOP loans remain outstanding. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 12 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2011	2010
Net assets available for benefits per the financial statements	$14,496,974	$14,825,092
Amounts allocated to participant withdrawals	(276)	(1,200)

Net assets available for benefits per Form 5500	$14,496,698	$14,823,892

Year Ended December 31,
(thousands of dollars)	2011
Distribution to participants or beneficiary per the financial statements	$766,755
Add: Amounts allocated to participant withdrawals at December 31, 2011	276
Less: Amounts allocated to participant withdrawals at December 31, 2010	(1,200)

Distribution to participants or beneficiary per Form 5500	$765,831

Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. Additionally, fully benefit-responsive GICs are recorded on the Form 5500 at contract value while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value.

NOTE 13 – TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated April 28, 2003 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 14 – NEW ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,” which is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards “IFRS”.

The amendments include two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The ASU is effective for annual periods beginning after December 15, 2011. The Plan is in the process of evaluating the impact of the adoption of this ASU on the Plan’s financial statements.

In December 2011, the FASB issued ASU No. 2011-11, “Disclosures about Offsetting Assets and Liabilities.” This ASU is intended to enhance a financial statement user’s ability to understand the effects of netting arrangements on an entity’s financial statements, including financial instruments and derivative instruments that are either offset or subject to an enforceable master netting or similar arrangement. The scope of this ASU includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This ASU includes enhanced disclosure requirements, including both gross and net information about instruments and transactions eligible for offset or subject to an agreement similar to a master netting arrangement. The provisions of this ASU will be applied retrospectively for interim and annual periods beginning on or after January 1, 2013. The Plan is in the process of evaluating the impact of the adoption of this ASU on the Plan’s financial statements.

NOTE 15 – SUBSEQUENT EVENTS

Beginning June 1, 2012, the Plan introduced the UTC Savings Plan Lifetime Income Strategy as an investment option, which includes an insurance component for participants who want to receive a steady stream of secure retirement income. The Lifetime Income Strategy has replaced the age appropriate Target Retirement Fund as the Plan’s qualified default investment alternative. Participants actively employed by UTC and younger than age 60, who are currently invested in the qualified default investment alternative because they have never made an investment election, will be mapped to the Lifetime Income Strategy on June 22, 2012.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

	(b)	(c)	(d)	(e)
(a)	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost value	Current value
*	Plan Participants	Notes receivable from participants collateralized by participant balances, interest ranging from 4.25 percent to 9.25 percent, terms ranging from 1 to 5 years	$—	$110,329,062

*	Indicates an identified person known to be a party-in-interest to the Plan.

SIGNATURE

The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

Dated: June 25, 2012	By:	/s/ Natalie Morris
Natalie Morris
Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.